News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

0700 (GMT) 15 November 2007

REED ELSEVIER PROVIDES UPDATE ON TRADING

Reed Elsevier today reaffirmed that it is on track to deliver in 2007 on its goal of a minimum 10% growth in adjusted earnings per share at constant currencies.

The Elsevier, LexisNexis and Reed Business divisions are performing well with good underlying revenue growth as they execute against their online and workflow solution strategies. Revenue growth and firm cost management are improving operating margins across the business. A wide ranging programme to drive further cost efficiency is well in hand and will contribute to continued underlying margin improvement in future years.

The disposals of the Harcourt Assessment and Harcourt US Schools Education businesses are on track and are expected to be completed in late 2007/early 2008 following US regulatory approvals. The aggregate net proceeds for the sale of the Harcourt Education division of approximately $4.0bn will be returned to shareholders by way of special dividend following completion.

Sir Crispin Davis, Chief Executive Officer, said: “The business is performing well with strong demand for our online information and workflow solutions. The sale of the Harcourt Education division is on track and moves us closer to our goal of Reed Elsevier becoming a more cohesive and synergistic business driving continued market success, earnings growth and growing return on capital.”

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier: Subscription renewals are very strong and there is good demand for our expanding online services. The second half medical publishing programme is going well with good growth in particular in the nursing and health professional sectors. Pharma advertising markets remain weak, but represent a relatively small part of the business.

LexisNexis: Strong demand continues for online information subscriptions and new solutions sales in US and international legal markets. US corporate and public markets continue to see higher volumes of patent applications and good growth in risk information and analytics.

Reed Business: The exhibitions business has continued to perform strongly in favourable markets. The magazine and information business is delivering overall solid growth with rapid growth in online sales more than compensating for the decline in print.

Harcourt Education (presented as discontinued businesses for 2007): The basal business has performed well in US state textbook adoptions, particularly in secondary school markets. The Assessment business has made significant progress in performance and profitability through improved operational efficiency.

This announcement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results, and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

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